Press Information

Philips Extraordinary General Meeting of Shareholders appoints Abhijit Bhattacharya to Board of Management

December 18, 2015

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Extraordinary General Meeting of Shareholders (EGM) appointed Abhijit Bhattacharya as a member of the Board of Management with effect from December 18, 2015.

The appointment was the only agenda item at the EGM, which was held in Amsterdam. Abhijit Bhattacharya is a member of Philips’ Executive Committee and he is the CFO of Royal Philips.

For more information about Philips’ EGM, please visit http://www.philips.com/egm.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.